Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.
For the three months ended March 31, 2020

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020 and 2019 and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at April 28, 2020. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine (“Rainy River” or the “Rainy River Mine”) and the New Afton gold-copper mine (“New Afton” or the “New Afton Mine”) as well as the 100% owned Blackwater development project (“Blackwater”). The Company also operates the Cerro San Pedro gold-silver mine (“Cerro San Pedro”) in Mexico, which is currently in the reclamation phase.  New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environmental and social responsibility.

Contents

OUR BUSINESS	1
OPERATING AND FINANCIAL HIGHLIGHTS	3
CORPORATE DEVELOPMENTS	5
OUTLOOK FOR 2020	5
KEY PERFORMANCE DRIVERS	6
FINANCIAL RESULTS	8
REVIEW OF OPERATING MINES	12
DEVELOPMENT AND EXPLORATION REVIEW	18
FINANCIAL CONDITION REVIEW	19
NON-GAAP FINANCIAL PERFORMANCE MEASURES	25
ENTERPRISE RISK MANAGEMENT AND RISK FACTORS	35
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	36
ACCOUNTING POLICIES	36
CONTROLS AND PROCEDURES	37

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS
	Three months ended March 31
	2020	2019
OPERATING INFORMATION
Gold equivalent (“eq.”) (ounces)(3):
Produced(1)	103,435	123,264
Sold(1)	103,936	134,699
Gold (ounces):
Produced(1)	66,790	79,398
Sold(1)	68,773	89,312
Copper (millions of pounds):
Produced(1)	18.5	19.5
Sold(1)	17.7	20.2
Revenue(1)
Gold ($/ounce)	1,431	1,278
Copper ($/pound)	2.36	2.56
Average realized price(1)(2)
Gold ($/ounce)	1,458	1,301
Copper ($/pound)	2.56	2.79
Operating expenses per gold eq. ounce sold ($/ounce) (3)	864	645
Depreciation and depletion per gold eq. ounce sold ($/ounce)(3)	507	457
Total cash costs per gold eq. ounce sold ($/ounce)(2)(3)	916	697
All-in sustaining costs per gold eq. ounce sold ($/ounce) (2)(3)	1,446	1,083

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold eq. ounce sold are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the company will report gold equivalent ounces using a constant ratio of those prices. All copper is produced by the New Afton Mine.

FINANCIAL HIGHLIGHTS
	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2020	2019
FINANCIAL INFORMATION
Revenue	142.3	167.9
Operating margin(1)	52.6	81.0
Revenue less cost of goods sold	18.1	19.8
Net earnings (loss)	(28.3)	(13.4)
Adjusted net (loss) earnings(1)	(17.8)	(1.8)
Operating cash flows	51.3	74.3
Operating cash flows before changes in non-cash operating working capital(1)	47.1	71.1
Capital expenditures (sustaining)(1)	46.3	42.6
Capital expenditures (growth)(1)	19.0	7.8
Total assets	2,457.7	2,168.8
Cash and cash equivalents	400.4	132.3
Long-term debt	750.2	781.2
Non-current liabilities excluding long-term debt	596.6	331.9
Share Data
Loss per share from operations:
Basic ($)	(0.04)	(0.02)
Diluted ($)	(0.04)	(0.02)
Adjusted net loss per basic share ($)(1)	(0.03)	$nil
Share price as at March 31 (TSX - Canadian dollars)	0.73	1.14
Weighted average outstanding shares (basic) (millions)	676.0	579.1

1.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net earnings (loss), adjusted net earnings (loss) per basic share, capital expenditures (sustaining and growth) and operating cash flows before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

CORPORATE DEVELOPMENTS

In the first quarter of 2020, New Gold entered into a strategic partnership with Ontario Teachers’ Pension Plan (“Ontario Teachers’”). Under the terms of the strategic partnership, Ontario Teachers' acquired a 46.0% free cash flow interest in the New Afton mine for upfront cash proceeds of $300 million. Ontario Teachers' has an option to convert the free cash flow interest into a 46.0% joint venture interest in New Afton in four years, or have their free cash flow interest remain as a free cash flow interest at a reduced rate of 42.5%. The proceeds from the transaction have improved New Gold’s financial flexibility and will be used to reduce net indebtedness. The transaction closed on March 31, 2020.

During the quarter the Company released updated life of mine results for Rainy River and New Afton. At Rainy River the Company has evaluated various open pit and underground mining scenarios that prioritized mining in areas that generate positive margins and drive meaningful cash flow over the balance of a shorter, but more profitable mine life. At New Afton the Company has focused on de-risking the execution of the C-zone, including the finalization of the mine design, tailings disposal plan, subsidence and stabilization and advancing permitting efforts. National Instrument 43-101 technical reports for the mines were filed and the reports are available under New Gold's profile on SEDAR at www.sedar.com and on the Company's website at www.newgold.com.

Also during the quarter, the novel coronavirus (“COVID-19”) became a global pandemic, resulting in actions by national and local governments and businesses that have had significant impact on the economy and on individual businesses, including New Gold. There was a temporary two-week shutdown of the Rainy River Mine from March 20 to April 2 to allow the local workforce to complete a 14-day period of self-isolation recommended by the Canadian government after travel outside of Canada, as frequent border crossings to the United States are a common practice in the region near the Rainy River Mine. On April 3, operations resumed using a local workforce with operations gradually ramping up over the coming weeks (refer to the Company's April 3, 2020 press release for further information). Both the British Columbia and Ontario provincial governments ordered non-essential businesses to close to help stop the spread of COVID-19. As of the date of this MD&A, New Gold’s operations fit within the current list of essential businesses related to these orders. However, there is no guarantee that New Gold’s operations will not be suspended or shut-down, in whole or in part, in the future as a result of revisions to the list of essential businesses made by the provinces of Ontario, British Columbia or both as the COVID-19 pandemic progresses. Please see the “Enterprise Risk Management and Risk Factors – Other Risks – COVID-19” section below, as well as the Risk Factors section of the Company’s most recent Annual Information Form, for further information.

OUTLOOK FOR 2020

In light of the COVID-19 pandemic the Company is assessing potential risks and developing viable contingency plans that enable us to stay ahead of any potential safety and health risks for our employees and members of our Indigenous and other local communities. Designated teams from relevant functions are proactively planning for various contingencies and responding to daily changes and circumstances. We are proactively preparing for the potential spread of COVID-19 to any of New Gold’s locations, with specific business continuity plans in place.

New Gold has taken numerous steps to ensure needs are being addressed in local communities. Our operations have shared action plans and preventative measures being implemented, while seeking and considering input from our employees, contractors, and communities to ensure we are delivering responsive actions consistent with broader efforts. Across the Company we continue to identify and implement measures at our corporate office and at all our sites to protect our workforce and communities. For further information on the Company's response, visit www.newgold.com.

The Company continues to assess the potential impacts of the COVID-19 pandemic on its 2020 production and cost structure during this unprecedented period. While operations continue at both mines, the Company believes it was prudent to temporarily withdraw our 2020 guidance as the global COVID-19 crisis continues to develop, particularly given the significant risk related to the potential for government laws, regulations or other measures that might be required that could impact our ability to operate, business disruptions in our supply chain, disruptions in the markets for our products, commodity prices generally as well as global health and economic impacts. Also, without any significant additional developments, the actions that the Company has taken at its operations to protect the health and safety of its workforce and local community may impact each mine's productivity.

The Company has a strong liquidity position of approximately $600 million, which management feels is more than adequate to fund our business during this period.

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold and copper as well as foreign exchange rates.

Production Volumes and Costs

For an analysis of the impact of production volumes and costs for the three months ended March 31, 2020 relative to prior-year periods, refer to the “Review of Operating Mines” section of this MD&A.

Commodity Prices

Gold Prices
The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.

For the three months ended March 31, 2020, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,431 and $1,458 respectively, compared to the London Bullion Market ("LBMA") p.m. average gold price of $1,583 per ounce.

The Company has entered into gold price option collar contracts to provide downside price protection. The Company’s gold price option collar contracts extend until the end of 2020. For further information on the Company’s gold price option collar contracts, please refer to the “Liquidity and Cash Flow” section of this MD&A.

Copper Prices
For the three months ended March 31, 2020, New Gold’s copper revenue per pound and average realized copper price per pound were $2.36 and $2.56 respectively compared to the average LME copper price of $2.56 per pound.

Foreign Exchange Rates
The Company’s key operations are in Canada, while revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Rainy River, and Blackwater, as well as through corporate administration costs. The Company also has exposure to the Mexican peso through its reclamation activities at Cerro San Pedro.

The spot Canadian dollar weakened against the U.S. dollar during the first quarter of 2020. Similarly, the average Canadian dollar against the average U.S dollar for the months ended March 31, 2020 decreased when compared to the prior-year period. The strengthening or weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as well as capital costs at the Company’s Canadian development property as a significant portion of operating and capital costs are denominated in Canadian dollars.

In the first quarter of 2020, the Company entered into foreign exchange forward contracts in order to hedge the Company’s spending in Canadian dollars. The Company has hedged $20.0 million U.S. dollars per month at average Canadian dollar to U.S. dollar foreign exchange rate of 1.40 for the period of April 2020 to December 2020.

For an analysis of the impact of foreign exchange fluctuations on operating costs, refer to the “Review of Operating Mines” sections for Rainy River and New Afton.

Economic Outlook

The LBMA p.m. gold price has increased by 6% since the start of 2020. Uncertainty around the short and long-term economic impacts of COVID-19 continues to cause increased volatility in equity markets and has encouraged inflows into safe-haven assets such as U.S. treasuries and gold. Against this economic backdrop, gold held in exchange-traded products recorded the largest ever quarterly net inflows in U.S. dollar terms, coinciding with the rise in gold prices to multi-year highs.

Prospects for gold are encouraged by several structural factors. Mine supply has been plateauing as high-quality deposits become more difficult to find and more expensive to develop and mine. Exploration budgets have been cut in recent years, increasing the likelihood that supply will remain muted, even in the face of increasing gold prices.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular and believes the prospects for the business are favourable.

During the first quarter of 2020, London Metal Exchange ("LME") copper prices declined by approximately 22%. Weaker market conditions for copper were driven by COVID-19’s impact on global manufacturing and reduced demand from China, which continues to be the world’s largest consumer of the metal. Despite recent market weakness, supply cuts in key copper producing jurisdictions and recovering Chinese demand should provide support for copper prices.

FINANCIAL RESULTS

Summary of Financial Results
	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2020	2019
FINANCIAL RESULTS
Revenue	142.3	167.9
Operating expenses	89.7	86.9
Depreciation and depletion	52.0	61.2
Revenue less cost of goods sold	0.6	19.8
Corporate administration	4.5	5.3
Share-based payment expenses	0.2	0.3
Exploration and business development	1.8	0.4
Loss from operations	(5.9)	13.8
Finance income	0.2	0.5
Finance costs	(13.5)	(15.3)
Other gains and losses
Rainy River underground project costs	—	(1.7)
Gain (loss) on foreign exchange	10.8	(1.9)
Loss on disposal of other assets	(0.8)	(0.1)
Gain on revaluation of investments	—	0.5
Settlement and loss on revaluation of copper price option contracts and copper forward contracts	—	(3.1)
Unrealized loss on revaluation of gold stream obligation	(9.2)	(4.7)
Settlement and (loss) gain on revaluation of gold price option contracts	(1.2)	1.1
Revaluation of CSP’s reclamation and closure cost obligation	0.4	(1.0)
Financial instrument transaction costs	(3.4)	—
Gain on receivable associated with Mesquite sale	—	2.1
Other	(0.5)	0.1
Loss before taxes	(23.1)	(9.7)
Income tax recovery (expense)	(5.2)	(3.7)
Net income (loss)	(28.3)	(13.4)
Adjusted net loss (1)	(17.8)	(1.8)

1.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Revenue
For the three months ended March 31, 2020, the $25.6 million, or 15%, decrease in revenue was due to a decrease in gold and copper sales volumes, including the impact of the 12-day suspension at the Rainy River mine and a decrease in copper prices, partially offset by an increase in gold prices. Sales volumes in the prior-year period were 10% higher than production primarily due to the timing of shipment and sales. The average realized prices for the three months ended March 31 were $1,458 per gold ounce, and $2.56 per pound of copper. This compared to $1,301 per gold ounce and $2.79 per pound of copper in the prior-year period.

A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

Operating expenses
For the three months ended March 31, 2020, operating expenses were consistent with the prior-year period as lower grade ore was mined and processed resulting in lower metal production and sales volumes. Rainy River's operating expenses were also impacted by a temporary two-week shutdown at the site during the current quarter. For further information, please refer to the "Review of Operating Mines" section of this MD&A. New Afton's operating expenses were impacted by an inventory net realizable value ("NRV") write-down associated with copper inventory, resulting from lower spot copper prices as at March 31, 2020.

Depreciation and depletion
For the three months ended March 31, 2020, depreciation and depletion decreased when compared to the prior-year period due to lower metal sales volumes and updated depletion bases. At Rainy River, the depreciation per ounce has increased as a result of decreased reserves and shorter mine life when compared to the prior year. At New Afton, depreciation per ounce has decreased as a result of the inclusion of C-zone reserves in its depletion base and longer mine life.

Revenue less cost of goods sold
For the three months ended March 31, 2020, revenue less costs of goods sold decreased due to lower revenues, partially offset by lower depreciation and depletion.

Corporate administration, corporate restructuring and share-based payment expenses
For the three months ended March 31, 2020, corporate administration decreased compared with the prior-year periods due to a lower corporate headcount, resulting in lower compensation and benefit expenses. Share-based payment expenses were consistent with the prior year.

Finance income and finance costs
For the three months ended March 31, 2020, finance costs decreased as a result of reduced long-term debt when compared to the prior-year period.

Other gains and losses

The following other gains and losses are added back for the purposes of adjusted net earnings:

Underground project costs
In the prior-year period, underground project costs related to costs associated with the deferral of the Rainy River underground mine development plan and include demobilization and related costs.

Foreign exchange
Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities at the balance sheet date and the appreciation or depreciation of the Canadian dollar and Mexican peso compared to the U.S. dollar in the current period.

Foreign exchange forward contracts
For the three months ended March 31, 2020, the Company recognized a foreign exchange loss of $0.3 million associated with the Company's foreign exchange forward contracts.

Gold stream obligation
For the three months ended March 31, 2020, the Company recognized a loss on the revaluation of the gold stream obligation derivative instrument of $9.2 million. The loss was primarily driven by a lower discount rate.

Gold option contracts
For the three months ended March 31, 2020, the Company recognized an unrealized loss on the revaluation of the gold price option contracts of $1.2 million due to an increase in gold prices. A realized loss of $8.3 million was recognized in revenue during the period.

Mesquite sale proceeds
In the prior-year period, the $2.1 million gain on the Mesquite sale receivable represents outstanding working capital proceeds collected in the first quarter of 2019.

CSP’s reclamation, closure cost obligation
Cerro San Pedro transitioned to the reclamation phase of its mine life cycle effective December 31, 2018. The revaluation of Cerro San Pedro’s reclamation and closure cost obligation is a result of changes in estimates to the expected cash flows.

Income tax
The current and prior-year income tax recovery relates primarily to current and deferred mineral taxes in the period.

On an adjusted earnings basis, the adjusted tax expense for the three months ended March 31, 2020 was $1.6 million, compared to $1.0 in the prior-year period. The adjusted tax expense excludes the impact of inventory write-downs and other gains and losses on the consolidated income statement. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Net income (loss)
For the three months ended March 31, 2020, the net income (loss) decreased primarily due to lower revenues.

Adjusted net earnings (loss)
Net losses have been adjusted for inventory write-downs and other gains and losses on the consolidated income statement. Key elements in other gains and losses are: underground project costs at Rainy River; the fair value changes for the gold stream obligation; fair value changes for copper and gold price option contracts, fair value changes for foreign exchange forward contracts, financial instrument transaction costs and a foreign exchange gains/loss. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

For the three months ended March 31, 2020, adjusted earnings decreased when compared to the prior-year period due primarily to lower revenues, partially offset by lower depreciation and depletion.

For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A. For further information on the Company’s financial results, please refer to the “Financial Results” section of this MD&A.

Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
OPERATING INFORMATION(2)
Gold production from operations (ounces)(1)	66,790	66,856	91,087	85,216	79,398	97,428	77,533	76,751	63,711
Gold sales from operations (ounces)(1)	68,773	71,691	85,867	84,184	89,312	84,421	76,653	72,774	64,154
Revenue	142.3	139.2	168.4	155.1	167.9	157.4	147.1	152.5	147.5
Net income (loss)	(28.3)	0.3	(24.7)	(35.7)	(13.4)	(742.5)	(1.6)	(310.6)	(30.9)
Per share:
Basic ($)	(0.04)	0.00	(0.04)	(0.06)	(0.02)	(1.28)	0.00	(0.54)	(0.05)
Diluted ($)	(0.04)	0.00	(0.04)	(0.06)	(0.02)	(1.28)	0.00	(0.54)	(0.05)

1.	A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
2.	Operating information for all periods presented are from continuing operations.

REVIEW OF OPERATING MINES

Rainy River Mine, Ontario, Canada
Rainy River is a gold mine located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada.

A summary of Rainy River’s operating results is provided below.
	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2020	2019
OPERATING INFORMATION
Ore mined (thousands of tonnes)	2,367	1,416
Waste mined (thousands of tonnes)	9,252	8,635
Ore processed (thousands of tonnes)	1,678	1,775
Ratio of waste-to-ore	3.91	6.10
Average gold grade (grams/tonne)	1.03	1.19
Gold recovery rate (%)	90	90
Gold eq. (ounces)(1)(3):
Produced	51,106	62,278
Sold	53,538	71,483
Gold (ounces)(1):
Produced	50,381	61,557
Sold	52,782	70,695
Average gold realized price(1)(2) ($/ounce)	1,456	1,295
Operating expenses per gold eq. ounce sold ($/ounce)(3)	1,060	801
Depreciation and depletion per gold eq. ounce	661	303
Total cash costs per gold eq. ounce sold (2)(3)	1,060	801
All-in sustaining costs per gold eq. sold (2)(3)	1,755	1,330
FINANCIAL INFORMATION
Revenue	77.8	92.5
Operating margin (2)	21.0	35.2
Revenue less cost of goods sold	(14.4)	13.5
Capital expenditures (sustaining capital) (2)	33.4	34.6
Capital expenditures (growth capital) (2)	0.1	3.8

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold eq ounce sold, average realized price, and operating margin and capital expenditures (sustaining capital, sustaining leases, and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce. Throughout the year the Company will report gold equivalent ounces using a constant ratio of those prices.

Operating results

Production
The Rainy River Mine completed a temporary two-week shutdown from March 20 to April 2 that allowed the local workforce to complete a 14-day period of self-isolation relating to travel outside of Canada. On April 3, operations resumed and will be gradually ramping up over the coming weeks. (please refer to the Company's April 3, 2020 press release for further information)

The mine is primarily utilizing its local workforce and will steadily ramp-up operations over the coming weeks as we continue to assess different scenarios to safely reintroduce the non-local workforce into the daily operations to enhance our drilling and maintenance capacity. The mine is currently averaging approximately 100,000 tonnes per day, which is approximately 70% of the productivity achieved in the first quarter prior to the shutdown.

The mill facility is currently processing ore directly supplied by the open pit mine combined with ore from the medium grade stockpile and is operating at full capacity.

For the first quarter, the mine reported gold eq. production of 51,106 ounces (50,381 ounces of gold and 61,265 ounces of silver), including 12-days of downtime related to the suspension of operations.

During the quarter, approximately 2.4 million ore tonnes and 9.3 million waste tonnes (including 2.4 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 3.91:1. Prior to the suspension of operations, the open pit was mining an average of approximately 140,000 tonnes per day in the first quarter.

Mill throughput for the quarter averaged 18,441 tonnes per day, including the 12-days of downtime related to the suspension of operations in the quarter, as well as completion of maintenance projects and adjustments related to the grinding circuit early in the quarter. Adjustments to the grinding circuit, including the commissioning of the pebble crusher, were required to process harder ore feed, which contributed to lower run rates in January. Mill productivity achieved first quarter target levels of 24,000 tonnes per day in February and early March (prior to the suspension).

Mill availability for the quarter averaged 91%, excluding the 12-days of downtime, in-line with plan.

Gold recovery averaged 90% for the quarter, slightly above planned levels.

Revenue
For the three months ended March 31, 2020, revenue decreased compared to the prior-year period due to lower sales volumes, partially offset by higher gold prices.

Revenue less cost of goods sold
For the three months ended March 31, 2020, revenue less cost of goods sold decreased when compared to the prior-year periods, primarily driven by lower revenues and higher operating expenses.

Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, and capital expenditures

Operating expenses and total cash costs were $1,060 per gold eq. ounce for the quarter, which is an increase from the prior-year quarter primarily due to an increase in operating waste tonnes mined as well as lower production and sales as a result of planned  lower grade ore mined and processed.

Depreciation and depletion was $661 per gold eq. ounce for the quarter, which is an increase from the prior-year quarter primarily due to decreased reserves and shorter mine life when compared to the prior year.

Sustaining capital and sustaining lease payments for the quarter were $35.7 million, including $6.6 million of capitalized mining costs. During the quarter, sustaining capital activities included advancement of the planned tailings dam raise, preparation for wick drain installation for stabilization of the east waste dump, ongoing construction of the maintenance and warehouse facilities, as well as the installation of a Bio-chemical reactor (BCR2) that will allow for discharge of water, currently scheduled to begin in Q2 2020.

AISC were $1,755 per gold eq. ounce for the quarter, which is an increase from the prior-year quarter, primarily due to lower gold eq. ounces sold sold in the quarter.

Impact of foreign exchange on operations
Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended March 31, 2020, the value of the U.S. dollar averaged $1.34 against the Canadian dollar, when compared to $1.33 against the Canadian dollar in the prior-year period. This had a positive impact on total cash costs of $11 per gold eq. ounce sold against the prior-year period.

Exploration activities
Exploration activities included exploration reconnaissance target definition and drill campaign planning, aimed to commence upon the receipt of the required permits.

New Afton Mine, British Columbia, Canada

The New Afton mine is located near Kamloops, a city of approximately 90,000 people, in south-central British Columbia.

A summary of New Afton’s operating results is provided below.
	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2020	2019
OPERATING INFORMATION
Ore mined (thousands of tonnes)	1,424	1,382
Ore processed (thousands of tonnes)	1,399	1,328
Average grade:
Gold (grams/tonne)	0.45	0.50
Copper (%)	0.73	0.80
Recovery rate (%):
Gold	81	83
Copper	82	83
Gold eq. (ounces)(1)(4):
Produced	52,329	60,986
Sold	50,398	63,216
Gold (ounces)(1):
Produced	16,409	17,841
Sold	15,991	18,617
Copper (millions of pounds)(1):
Produced	18.5	19.5
Sold	17.7	20.2
Revenue
Gold ($/ounce)	1,351	1,215
Copper ($/pound)	2.36	2.56
Average realized price (2):
Gold ($/ounce)	1,464	1,327
Copper ($/pound)	2.56	2.79
Operating expenses per gold eq. ounce sold ($/ounce)(3)	655	468
Depreciation and depletion per gold eq. ounce	334	630
Total cash costs per gold eq. sold ($/ounce) (2)(3)	762	578
All-in sustaining costs per gold eq. sold ($/ounce) (2)(3)	1,033	714

FINANCIAL INFORMATION:
Revenue	64.5	75.4
Operating margin (2)	31.6	45.8
Revenue less cost of goods sold	15.0	6.3
Capital expenditures (sustaining capital) (2)	12.9	7.9
Capital expenditures (growth capital) (2)	10.8	2.6

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, and capital expenditures (sustaining capital, sustaining leases, and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company will report gold equivalent ounces using a constant ratio of those prices.

Operating results
Production
The mine produced 52,329 gold eq. ounces for the quarter (16,409 ounces of gold, and 18.5 million pounds of copper).

During the quarter, total development towards the B3 and C-zone advanced by approximately 1,231 metres, in-line with plan. B3 and C-zone development may be reduced in the coming weeks due to the implementation of COVID-19 protocols, which will temporarily impact productivity levels.

The underground mine averaged 16,727 tonnes per day for the quarter, in-line with plan.

The mill averaged 15,377 tonnes per day for the quarter, at an average gold and copper grade of 0.45 g/t gold and 0.73% copper, respectively, with copper grade lower than plan, at gold and copper recoveries of 81% and 82%, respectively. During the quarter, lower than planned copper grades were mined in a portion of the Lift 1 east cave, primarily due to higher than expected dilution rates that were encountered. The Company will continue to review the causes of the lower grade and potential impact.

Revenue
For the three months ended March 31, 2020, revenue decreased compared to the prior-year period due to lower copper prices and lower planned sales volume.

Revenue less cost of goods sold
For the three months ended March 31, 2020, the increase in revenue less cost of goods sold when compared to the prior-year period was primarily driven by lower depreciation and depletion as a result of a higher depletion base due to the addition of C-zone ounces to New Afton's depletion base, partially offset by lower revenue.

Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, and capital expenditures
Operating expenses and total cash costs for the quarter were $655 per gold eq. ounce, and $762 per gold eq. ounce, respectively, which is an increase from the prior-year quarter primarily due to higher tonnes mined as well as lower gold eq. ounces as a result of lower gold and copper production in the quarter.

Depreciation and depletion was $334 per gold eq. ounce for the quarter, which is a decrease from the prior-year quarter as a result of the inclusion of C-zone reserves in its depletion base and a longer mine life.

Sustaining capital and sustaining lease payments for the quarter were $13.3 million, primarily related to B3 mine development and advancement of the planned tailings dam raise.

AISC were $1,033 per gold eq. ounce for the quarter, which is an increase from the prior-year quarter due to higher total cash costs, higher sustaining capital expenditures, as well as an lower gold eq. ounces as a result of lower gold and copper production in the quarter.

Growth capital was $10.8 million for the quarter, primarily related to C-zone development and the Thickened and Amended Tailings ("TAT") project.

Impact of foreign exchange on operations
New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended March 31, 2020, the value of the U.S. dollar averaged $1.34 against the Canadian dollar, when compared to $1.33 against the Canadian dollar in the prior-year period. This had a positive impact on total cash costs of $7 per gold eq. ounce sold against the prior-year period.

Exploration activities
Exploration activities in the quarter included underground delineation drilling on the East Extension zone and refinement of exploration targets for the planned drilling campaign within the Cherry Creek Trend area.

DEVELOPMENT AND EXPLORATION REVIEW

Blackwater Project, British Columbia, Canada
Blackwater is a bulk-tonnage, gold-silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.

Environmental and permitting activities
Following successful completion of the environmental assessment phase (“EA”) and the receipt of an EA certification in 2019, the Company has been preparing submissions to regulatory authorities to comply with conditions of its EA approvals. This follows the 2019 announcement that the federal Minister of Environment and Climate Change issued a positive decision statement regarding Blackwater’s environmental assessment under the Canadian Environmental Assessment Act. Engagement and negotiations with First Nations regarding participation agreements (“PAs”) continue.

The Company will continue to assess alternative project scenarios at Blackwater that would involve lower initial capital requirements and higher-grade pit. In addition, the Company is considering other strategic alternatives with respect to the Blackwater project.

Project costs
For the three months ended March 31, 2020, capital expenditures totaled $8.1 million, compared to $1.9 million in the prior-year period. Expenditures in 2020 related to environmental and engineering studies and work to comply with the conditions of its EA approval, as well as discussions with First Nations on PAs.

FINANCIAL CONDITION REVIEW

Balance Sheet Review
As at March 31		As at December 31
(in millions of U.S. dollars)	2020	2019
BALANCE SHEET INFORMATION
Cash and cash equivalents	400.4	83.4
Other current assets	125.6	145.3
Non-current assets	1,931.7	1,929.8
Total assets	2,457.7	2,158.5

Current liabilities	172.1	171.9
Non-current liabilities excluding long-term debt	596.6	310.8
Long-term debt	750.2	714.5
Total liabilities	1,518.9	1,197.2
Total equity	938.8	961.3
Total liabilities and equity	2,457.7	2,158.5

Assets
Cash and cash equivalents
On March 31, 2020, the Company received cash proceeds of $300 million resulting from the strategic partnership with Ontario Teachers as described in the "Corporate Developments" section of this MD&A.

The increase in cash and cash equivalents was primarily driven by the Ontario Teachers transaction and a drawdown of $35 million under the Company's credit facility, partially offset by capital expenditures.

Other current assets
Other current assets primarily consist of trade and other receivables, inventories, prepaid expenses, and income tax receivables. Other current assets decreased when compared with the prior period primarily due to the decrease in metal inventory and accounts receivable.

Non-current assets
Non-current assets primarily consist of mining interests which include the Company’s mining properties, development projects, property, plant and equipment. The increase is primarily attributable to the Company’s investments in its mining interests partially offset by depreciation and depletion.

Liabilities
Current liabilities
Current liabilities consist primarily of trade and other payables. Current liabilities were consistent with the prior-year period.

Non-current liabilities excluding long-term debt
Non-current liabilities excluding long-term debt consist primarily of reclamation and closure cost obligations, non-current derivative obligations and deferred tax liabilities.

The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton, Cerro San Pedro and Blackwater. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability as at March 31, 2020 was $84.1 million when compared to the prior year balance at December 31, 2019 of $94.7 million. The decrease was primarily driven by foreign exchange movements and payments made against the provision in the quarter.

The deferred income tax liability increased from $48.3 million as at December 31, 2019 to $52.8 million at March 31, 2020. The increase in deferred income tax liability was primarily driven by deferred mineral taxes.

As a result of the strategic partnership with Ontario Teachers described above, the Company has recognized a financial liability representing the free cash flow interest in New Afton (the "Free cash flow interest obligation"). Under the terms of the agreement, Ontario Teachers have acquired a 46.0% free cash flow interest in New Afton with an option to convert the interest into a 46.0% joint venture interest in four years, or have their interest remain as a free cash flow interest at a reduced rate of 42.5%.

For accounting purposes, the Company has determined that the free cash flow interest obligation represents a financial liability with embedded derivatives. The value of the embedded derivatives change primarily in response to changes in metal prices, foreign exchange rates and operating and capital costs at New Afton. As the free cash flow interest obligation has embedded derivatives that would otherwise need to be accounted for separately at fair value through profit and loss ("FVTPL"), the Company has designated the entire instrument as a financial liability at FVTPL, with initial and subsequent measurement at fair value, as permitted under IFRS 9.

Long-term debt and other financial liabilities containing financial covenants
The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt includes senior unsecured notes and the amounts drawn on the Company’s revolving credit facility (the “Credit Facility”).

As at March 31, 2020, the Company has $400.3 million of senior unsecured notes outstanding that mature and become due and payable on November 15, 2022 (“2022 Unsecured Notes”). The 2022 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 6.25% per annum. The Company issued $300.0 million of senior unsecured notes (“2025 Unsecured Notes”) which mature and become due and payable on May 15, 2025, and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual instalments in May and November of each year. The 2022 and 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0: 1.0. In 2019, $99.7 million of the Company’s 2022 Unsecured Notes were repurchased for cancellation.

The Credit Facility has a maturity date of August 2021 and a borrowing limit of $400.0 million. As at March 31, 2020, the Company has drawn $65.0 million and issued letters of credit amounting to $133.8 million (December 31, 2019 - $118.9 million) under the Credit Facility. Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.

The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains three covenant tests, the minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments (“Adjusted EBITDA”) to interest, the maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”), and the maximum gross secured debt to Adjusted EBITDA, all of which are measured on a rolling four-quarter basis at the end of every quarter.

Significant financial covenants from the credit facility are as follows:
		Twelve months ended March 31	Twelve months ended December 31
	Financial covenant	2020	2019
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	4.0 : 1	4.3 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1	2.3 : 1	3.1 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1	1.0 : 1	0.7 : 1

Liquidity and Cash Flow

As at March 31, 2020, the Company had cash and cash equivalents of $400.4 million compared to $83.4 million at December 31, 2019. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from seven days to 90 days. Under the policy, the Company is not permitted to make investments in asset-backed commercial paper.

The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates.  These factors are monitored by the Company on a regular basis and will continue to be reviewed.

The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the three months ended March 31, 2020 and 2019:
	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2020	2019
CASH FLOW INFORMATION
Cash generated from operating activities	51.3	74.3
Cash used in investing activities	(58.4)	(38.0)
Cash generated by (used in) financing activities	325.6	(8.0)
Effect of exchange rate changes on cash and cash equivalents	(1.5)	0.3
Change in cash and cash equivalents	317.0	28.6

Operating Activities
For the three months ended March 31, 2020, the decrease in cash generated from operating activities was due primarily to lower revenues resulting from lower metals sales volumes.

Investing Activities
Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects.

The following table summarizes the capital expenditures (mining interests per the consolidated statements of cash flows) for the three months ended March 31, 2020:
	Three months ended March 31
(in millions of U.S. dollars)	2020	2019
CAPITAL EXPENDITURES BY SITE
Rainy River	33.5	38.4
New Afton	23.7	10.5
Blackwater	8.1	1.4
Other	—	0.1
Capital expenditures	65.3	50.4

Financing Activities
For the three months ended March 31, 2020 cash generated by financing activities was primarily driven by the Ontario Teachers transaction described above, and a $35 million drawdown on the Company's Credit Facility. This was partially offset by lease payments, and gold stream obligation payments.

The Company’s March 31, 2020 cash balance of $400.4 million, together with $201.1 million available for drawdown under the Credit Facility as at March 31, 2020, provided the Company with $601.5 million of liquidity.

The net cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. To mitigate a portion of this risk, in 2019, the Company entered into gold price option collar contracts for 2020 production by purchasing put options and selling call options. The Company has purchased put options at an average strike price of $1,300 per ounce and sold call options at an average strike price of $1,355 per ounce for 72,000 ounces of gold production between January 2020 and June 2020 and purchased put options at an average strike price of $1,300 per ounce and sold call options at an average strike price of $1,415 per ounce for 96,000 ounces of gold production between July 2020 and December 2020. The Company also entered into foreign exchange forward contracts in order to hedge the Company’s spending in Canadian dollars. The Company has hedged $20.0 million U.S. dollars per month at average Canadian dollar to U.S. dollar foreign exchange rate of 1.40 for the period of April 2020 to December 2020.

In 2020, the Company is expecting to continue to advance the C-zone development at New Afton resulting in significant capital expenditures. Assuming the continuation of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its near-term operational plan and will be able to repay future indebtedness from a combination of internally generated cash flow, refinancing activities and other corporate actions. Additionally, the Company has a strong liquidity position, which management feels is more than adequate to fund our business in case of any potential impacts related to COVID-19.

Commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At March 31, 2020, these commitments totaled $69.9 million, $69.8 million of which is expected to become due over the next 12 months. This compares to commitments of $72.5 million as at December 31, 2019. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations. As at March 31, 2020 and 2019 there were no contingent losses recorded.

Related Party Transactions

The Company did not enter into any related party transactions during the three months ended March 31, 2020.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements during the three months ended March 31, 2020.

Outstanding Shares

As at April 29, 2020, there were 676.0 million common shares of the Company outstanding. The Company had 7.5 million stock options outstanding under its share option plan, exercisable for up to 7.5 million common shares.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Equivalent Ounce

“Total cash costs per gold equivalent ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.

In addition to gold the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the  gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs that are extracted in its operations.

Previously New Gold calculated total cash costs per ounce for Rainy River and Cerro San Pedro net of by-product silver sales revenue. New Gold has calculated New Afton total cash costs per ounce net of by-product silver and copper sales revenue for comparative purposes. Total cash costs per gold ounce net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. New Gold notes that in connection with New Afton, the copper by-product revenue was sufficiently large to result in a negative total cash cost on a single mine basis.

To provide additional information to investors, New Gold has also calculated total cash costs at New Afton on an individual co-product basis which apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.

Sustaining Capital
"Sustaining capital" is a non-GAAP financial measure as well as “sustaining lease”. New Gold defines sustaining capital as net capital expenditures that are intended to maintain operation of its gold producing assets. A sustaining lease is similarly a capital lease payment that is sustaining in nature. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining or growth capital. Management uses sustaining capital and other sustaining costs, to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs.  Sustaining capital and sustaining lease are intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Growth Capital
"Growth capital" is a non-GAAP financial measure. New Gold terms non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine growth capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are sustaining capital. Growth capital is intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-in Sustaining Costs per Gold Equivalent Ounce
“All-in sustaining costs per gold equivalent ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Compensation Committee of the Board of Directors uses all-in sustaining costs, together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

All-in sustaining costs per gold equivalent ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per gold equivalent ounce as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement.  The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the  gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

New Gold has calculated New Afton all-in sustaining costs per ounce net of by-product silver and copper sales revenue for comparative purposes. All-in sustaining costs per gold ounce net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. New Gold notes that in connection with New Afton, the copper by-product revenue was sufficiently large to result in a negative all in sustaining cost.

To provide additional information to investors, New Gold has also calculated New Afton all-in sustaining costs per ounce on an individual co-product basis, which apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.

Cash Costs and AISC per Gold Equivalent Ounce Reconciliation Tables

The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.
	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2020	2019
CONSOLIDATED OPEX, CASH COST AND AISC RECONCILIATION
Operating expenses	89.8	86.9
Gold equivalent ounces sold(1)	103,936	134,699
Operating expenses per gold equivalent ounce sold ($/ounce)	864	645
Operating expenses	89.8	86.9
Treatment and refining charges on concentrate sales	5.4	6.9
Total cash costs	95.2	93.8
Gold equivalent ounces sold(1)	103,936	134,699
Total cash costs per gold equivalent ounce sold ($/ounce)	916	697
Sustaining capital expenditures(2)(4)	46.3	42.7
Sustaining exploration - expensed	—	0.3
Sustaining leases	2.9	2.1
Corporate G&A including share-based compensation(3)	4.2	5.5
Reclamation expenses	1.8	1.5
Total all-in sustaining costs	150.4	145.9
Gold equivalent ounces sold(1)	103,936	134,699
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,446	1,083

1.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company will report gold equivalent ounces using a constant ratio of those prices.

2.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
3.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
4.	Sustaining capital expenditures are net of proceeds from disposal of assets.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2020	2019
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	56.8	57.3
Gold Equivalent Ounces sold (1)	53,538	71,483
Operating expenses per unit of gold sold ($/ounce)	1,060	801
Operating expenses	56.8	57.3
Total cash costs	56.8	57.3
Gold Equivalent Ounces sold	53,538	71,483
Total cash costs per Gold Equivalent Ounce sold ($/ounce)	1,060	801
Sustaining capital expenditures(2)(3)	33.4	34.6
Sustaining exploration expense	—	—
Sustaining leases	2.3	2.0
Reclamation expenses	1.5	1.2
Total all-in sustaining costs	94.0	95.1
Gold Equivalent Ounces sold (1)	53,538	71,483
All-in sustaining costs per Gold Equivalent Ounce sold ($/ounce)	1,755	1,330

1.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce. Throughout the year the Company will report gold equivalent ounces using a constant ratio of those prices.

2.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
3.	Sustaining capital expenditures are net of proceeds from disposal of assets.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2020	2019
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A GOLD EQUIVALENT BASIS
Operating expenses	32.9	29.6
Gold Equivalent Ounces sold (1)	50,398	63,216
Operating expenses per unit of gold sold ($/ounce)	655	468
Operating expenses	32.9	29.6
Treatment and refining charges on concentrate sales	5.4	6.9
Total cash costs	38.3	36.5
Gold Equivalent Ounces sold (1)	50,398	63,216
Total cash costs per Gold Equivalent Ounce sold ($/ounce)	762	578
Sustaining capital expenditures(2)	12.9	7.9
Sustaining exploration - expensed	—	0.2
Sustaining leases	0.4	0.1
Reclamation expenses	0.3	0.3
Total all-in sustaining costs	51.9	45.1
Gold Equivalent Ounces sold (1)	50,398	63,216
All-in sustaining costs per Gold Equivalent Ounce sold ($/ounce)	1,033	714

1.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company will report gold equivalent ounces using a constant ratio of those prices.

2.
See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.reconcile sustaining capital expenditures to mining interests per the statement of cash flow.

Sustaining Capital Expenditures Reconciliation Tables

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2020	2019
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per statement of cash flows	65.3	50.4
New Afton growth capital expenditures(1)	(10.8)	(2.6)
Rainy River growth capital expenditures(1)	(0.1)	(3.8)
Blackwater growth capital expenditures	(8.1)	(1.4)
Sustaining capital expenditures	46.3	42.6

1.
Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-zone. Growth capital expenditures at Rainy River in the prior period is primarily the purchase of underground infrastructure.

Adjusted Net Earnings and Adjusted Net Earnings from Continuing Operations per Share
“Adjusted net earnings from continuing operations” and “adjusted net earnings from continuing operations per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Inventory write-downs;
•	Items included in “Other gains and losses” as per Note 3 of the Company’s consolidated financial statements; and
•	Certain non-recurring items.

Earnings from continuing operations have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; the gold and copper option contracts; foreign exchange forward contracts; foreign exchange gain or loss and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.

The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net earnings are intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.
	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2020	2019
ADJUSTED NET LOSS RECONCILIATION
Loss before taxes	(23.1)	(9.7)
Other losses (gains)(1)	3.9	8.7
Inventory write-down	3.0	—
Adjusted net loss before taxes	(16.2)	(1.0)
Income tax recovery (expense)	(5.2)	(3.7)
Income tax adjustments	3.6	2.9
Adjusted income tax (expense) recovery	(1.6)	(0.8)
Adjusted net (loss) earnings	(17.8)	(1.8)
Adjusted (loss) earnings per share (basic and diluted)	(0.03)	(0.00)

1.	Please refer to Note 3 of the Company’s unaudited condensed consolidated financial statements for a detailed breakdown of other gains and losses.

Operating Cash Flows Generated from Operations, before Changes in Non-Cash Operating Working Capital
“Operating cash flows generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.
	Three months ended March 31
(in millions of U.S. dollars)	2020	2019
CASH RECONCILIATION FROM CONTINUING OPERATIONS
Cash generated from operations	51.3	74.3
Add back (deduct): Change in non-cash operating working capital	(4.2)	(3.2)
Cash generated from operations before changes in non-cash operating working capital	47.1	71.1

Operating Margin
“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.

Operating Margin Reconciliation Tables
	Three months ended March 31
(in millions of U.S. dollars)	2020	2019
TOTAL OPERATING MARGIN
Revenue	142.3	167.9
Less: Operating expenses	89.7	86.9
Total operating margin	52.6	81.0

	Three months ended March 31
(in millions of U.S. dollars)	2020	2019
RAINY RIVER OPERATING MARGIN
Revenue	77.8	92.5
Less: Operating expenses	56.8	57.3
Rainy River operating margin	21.0	35.2

	Three months ended March 31
(in millions of U.S. dollars)	2020	2019
NEW AFTON OPERATING MARGIN
Revenue	64.5	75.4
Less: Operating expenses	32.9	29.6
New Afton operating margin	31.6	45.8

Average Realized Price
“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales. Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.
	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2020	2019
TOTAL AVERAGE REALIZED PRICE FROM CONTINUING OPERATIONS
Revenue from gold sales	98.4	114.2
Treatment and refining charges on gold concentrate sales	1.8	2.1
Gross revenue from gold sales	100.2	116.2
Gold ounces sold	68,773	89,312
Total average realized price per gold ounce sold ($/ounce)	1,458	1,301

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2020	2019
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	76.8	91.5
Gold ounces sold	52,782	70,695
Rainy River average realized price per gold ounce sold ($/ounce)	1,456	1,295

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2020	2019
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	21.8	22.8
Treatment and refining charges on gold concentrate sales	1.8	2.1
Gross revenue from gold sales	23.6	24.9
Gold ounces sold	15,991	18,617
New Afton average realized price per gold ounce sold ($/ounce)	1,464	1,327

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS

The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of certain risks facing the Company. For a more comprehensive discussion of these and other risks facing Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2019, both filed on SEDAR at www.sedar.com. There were no significant changes to those risks or to the Company’s management of exposure to those risks for the three months ended March 31, 2020, except as noted below:

Other Risks

COVID-19
Efforts to fight the COVID-19 pandemic have been taken by national and local governments and businesses that have had significant impact on the economy and on individual business, including New Gold. There was a temporary two-week shutdown of the Rainy River Mine from March 20 to April 2 to allow the local workforce to complete a 14-day period of self-isolation recommended by the Canadian government after travel outside of Canada, as frequent border crossings to the United States are a common practice in the region near the mine. On April 3, operations resumed using a local workforce with operations gradually ramping up over the coming weeks (please refer to the Company's April 3, 2020 press release for further information). Both the British Columbia and Ontario provincial governments ordered non-essential businesses to close to help stop the spread of COVID-19. As of the date of this MD&A, New Gold’s operations fit within the current list of essential businesses related to these orders. However, there is no guarantee that New Gold’s operations will not be suspended or shut-down, in whole or in part, in the future as a result of revisions to the list of essential businesses made by the provinces of Ontario, British Columbia or both as the COVID-19 pandemic progresses. The Company has currently implemented measures to prevent the spread of COVID-19 and these measures have impacted the Company’s productivity and may continue to do in the future. Canadian and provincial governments, as well as other relevant jurisdictions may introduce new, or modify existing, laws, regulations, orders or other measures that could impact our ability to operate or affect the actions of our suppliers or customers. The responses of the Canadian and provincial governments, as well as other relevant jurisdictions may be insufficient to contain the impact of the COVID-19 pandemic and this could also impact our employees, suppliers, customers, local communities and other stakeholders, which could impact our ability to operate. The COVID-19 pandemic and responses to it may also lead to an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position.  One or more of the Company’s employees could contract COVID-19 or be directly affected by someone who does contract COVID-19 and may be required to self-isolate. This may impact the health of the Company’s workforce where employees have contracted COVID-19 and also impact the health of the surrounding community as well as impacting the Company’s ability to operate at that location.

CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the year ended December 31, 2019, except as noted in the condensed consolidated interim financial statements for the three months ended March 31, 2020.

ACCOUNTING POLICIES

The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of the condensed consolidated interim financial statements.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its President & Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as at and for the year ended December 31, 2019. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at and for the year ended December 31, 2019, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2019 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as of December 31, 2019.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2019.

Limitations of Controls and Procedures

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

CAUTIONARY NOTES

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

This MD&A was prepared in accordance with Canadian standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101.  Accordingly, during this period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or mineral reserves contained or referenced in this MD&A may not be comparable to similar information made public by United States companies.

Readers are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. The term “resource” does not equate to the term “reserves”. Readers should not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Readers are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company’s anticipated course of action at the Rainy River Mine and the systematic ramp-up of operations; the Company’s ability to reduce the risk of the spread of COVID-19; the Company’s review of lower than planned copper grades at New Afton; the statements under the heading "Outlook for 2020", the adequacy of the Company’s liquidity position; statements under the headings "Key Performance Drivers - Economic Outlook"; Mineral Reserve and Mineral Resource estimates; grades expected to be mined at the Company’s operations; planned development, exploration and other activities for 2020 at the Company’s operations and projects.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, its most recent Annual Information Form and technical reports on the Rainy River Mine and New Afton Mine filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments, including those in the context of the outbreak of COVID-19, in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine, Rainy River Mine and Blackwater project being consistent with New Gold’s current expectations, particularly in the context of the outbreak of COVID-19; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) the results of the technical reports for the Rainy River Mine and New Afton Mine and the feasibility study and the feasibility study for the Blackwater project being realized; there being no cases of COVID-19 in the Company’s workforce nor employees required or expected to self-isolate, either for cross-border travel or any other reason, both to the extent that such cases of COVID-19 or self-isolation impact the Company’s operations; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company’s supply chains or customers that would impact the Company’s Rainy River Mine or New Afton Mine; and (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position; and (13) commodity prices and exchange rates being consistent with market consensus estimates.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: obtaining the necessary permits for the New Afton C-zone; there being cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine, or both; the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, being required to self-isolate due to cross-border travel to the United States or any other country; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain, customers and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; the uncertainties inherent to current and future legal challenges to which New Gold is or may become a party; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs or availability of labour, supplies, fuel and equipment; global economic conditions and any global or local natural events that may impede the economy or New Gold’s ability to carry on business in the normal course; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the technical reports for the Rainy River and New Afton Mines and the feasibility study for the Blackwater project; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision at the Blackwater project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; uncertainties and  unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the C-zone permitting process; global gold supply increasing as high-quality deposits are located and mined; a significant increase in exploration budgets of competitors; the long-term economic environment no longer providing favourable support for precious metals and gold in particular; and Chinese demand for copper not increasing.  In addition, there are risks and hazards associated with the business of mineral exploration, development, construction and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding or drought and gold bullion losses (and, in each case, the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available on SEDAR at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information in this MD&A has been reviewed and approved by Mr. Eric Vinet, Vice President for the Company. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Vinet is a "Qualified Person" for the purposes of NI 43-101.